Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2022 Q4/year-end Financial Statements and MD&A at www.kinross.com

NEWS RELEASE

Kinross reports 2022 fourth-quarter and full-year results

Portfolio had highest production and lowest costs in Q4

Maintains strong expected production of 2.0 million ounces or above in 2023, 2024 and 2025

Returned $455 million to shareholders in 2022

Toronto, Ontario – February 15, 2023 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the fourth-quarter and year ended December 31, 2022.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 39 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Results from the Company's Russian and Ghanaian assets have been excluded from its 2022 continuing results, along with 2021 comparative figures, due to the classification of these assets as discontinued as at December 31, 2022.

2022 Q4 and full-year highlights and outlook:

•	Production ramped up quarter-after-quarter, with the strongest production and lowest costs of the year in the fourth quarter.

•	As part of the Great Bear initial resource estimate, the Company has added 2.7 million Au oz. of measured and indicated mineral resources, and added 2.3 million ounces to its inferred mineral resource. See the Great Bear news release here: Great Bear Initial Resource news release. View an interactive 3D model here: Great Bear 3D model.

•	Tasiast achieved record production in Q4 2022 at lower quarter-over-quarter costs with record grades.

•	Paracatu achieved its second highest production quarter on record, driven by high grades and strong recoveries.

•	La Coipa production and throughput increased substantially quarter-over-quarter.

•	In 2022, Kinross returned $455 million in capital to shareholders consisting of approximately $155 million in dividends and $300 million as part of its enhanced share buyback program. The Company expects to continue its dividend and share buyback programs in 2023 and 2024.

•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on March 23, 2023 to shareholders of record at the close of business on March 8, 2023.

•	Kinross expects to increase production to 2.1 million attributable[1] Au eq. oz. in 2023 and 2024 and approximately 2 million attributable[1] Au eq. oz. in 2025.

2022 Q4 and year-end financial results from continuing operations:

•	Production of 595,683 Au eq. oz. in Q4 2022, and 1,957,237 Au eq. oz. in 2022.

•	Production cost of sales[2] of $848 per Au eq. oz. in Q4 2022, and $937 per Au eq. oz. in 2022.

•	All-in sustaining cost[3] of $1,236 per Au eq. oz. sold in Q4 2022, and $1,271 per Au eq. oz. sold in 2022.

•	Margins[4] of $883 per Au eq. oz. sold in Q4 2022, and $856 for 2022.

•	Operating cash flow[5] of $474.3 million in Q4 2022, and $1,002.5 million in 2022.

•	Adjusted operating cash flow[3] was $496.1 million in Q4 2022, and $1,256.5 million in 2022.

•	Free cash flow[3] was $157.5 million in Q4 2022, and $238.3 million in 2022.

1 Attributable production guidance includes Kinross' share of Manh Choh (70%) production.

2 “Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold from continuing operations.

3 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 20 to 25 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

4 “Margins” from continuing operations per equivalent ounce sold is defined as average realized gold price per ounce from continuing operations less production cost of sales from continuing operations per equivalent ounce sold.

5 Operating cash flow figures in this release represent “Net cash flow of continuing operations provided from operating activities,” as reported on the consolidated statements of cash flows.

p. 1 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

•	Reported net loss[6] of $106.0 million in Q4 2022, or $0.08 per share, and reported net earnings[6] of $31.9 million, or $0.02 per share, in 2022.

•	Adjusted net earnings[3,7] of $108.2 million, or $0.09 per share in Q4 2022, and $283.1 million, or $0.22 per share, in 2022.

•	Cash and cash equivalents of $418.1 million, and total liquidity[8] of $1.8 billion at December 31, 2022.

Exploration and mineral reserves and resources update:

•	Excluding the divestitures, Kinross’ total proven and probable mineral reserve estimates decreased by 7.5%, or 2.1 million Au oz., to 25.5 million Au oz., primarily driven by depletion.

•	Excluding the divestitures, total measured and indicated resource estimates increased by 2%, or 459 Au koz., as the new 2.7 million Au resource estimate at Great Bear more than offset cost pressures. Inferred resource estimates increased by 26% or 2.2 million Au oz. driven by a 2.3 million Au increase at Great Bear.

•	Manh Choh added 698 Au koz. to its reserve estimates following the completion of the project feasibility study in July 2022.

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2022 fourth-quarter and year-end results:

“Reflecting on 2022, it was a challenging year with significant change. I am proud of our global team who came together to address the challenges we faced and am pleased to note that we finished each quarter stronger than the last. As we have exited from Russia and Ghana, and are developing our Great Bear project in Red Lake, Ontario, our portfolio is now more weighted in the Americas. We are excited about the Great Bear initial mineral resource estimate, which we announced earlier this week. We believe we have a world-class development project at Great Bear and two cornerstone production assets, Tasiast and Paracatu, that together produce over 50 per cent of our gold.

“We introduced an enhanced share buyback program which, along with our quarterly dividend, saw us return $455 million to shareholders in 2022, which represented about 8 per cent of our market cap. We expect to continue with our dividend and dynamic buyback program in 2023 and 2024.

“We are proud to be a consistent leader in ESG performance and expect to publish our 2022 Sustainability Report in May. We strengthened Board oversight of ESG and advanced strategy, awareness and programming across the Company, focusing on achieving our targets and metrics to maintain our strong performance. In 2022 we:

•	Were awarded the Alaska Miners Association Environmental Stewardship Award for our Abandoned Mine Restoration initiative.

•	Advanced our commitment to diversity, equity and inclusion by working to embed inclusive behaviours into everyday interactions across the Company.

•	Made more than $10 million of monetary and in-kind contributions through site investments, and provided humanitarian support in Mauritania to help the country manage the impact of extreme weather events.

•	Advanced our green energy targets with the construction of the Tasiast solar plant, which is expected to come online in the second half of 2023.”

6 Reported net earnings (loss) figures in this release represent “Net earnings (loss) from continuing operations attributable to common shareholders,” as reported on the consolidated statements of operations.

7 Adjusted net earnings figures in this news release represent “Adjusted net earnings from continuing operations attributable to common shareholders.”

8 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2022).

p. 2 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2022	2021	2022	2021
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	595,683	491,077	2,208,453	2,083,016
Sold(b)	620,599	489,710	2,137,936	2,075,738

Attributable gold equivalent ounces(a)
Produced(b)	595,683	487,621	2,200,247	2,067,549
Sold(b)	620,599	486,547	2,129,154	2,060,909

Total gold equivalent ounces from continuing operations(c)
Produced(b)	595,683	340,337	1,957,237	1,447,240
Sold(b)	620,599	342,184	1,927,818	1,446,477

Financial Highlights from Continuing Operations(c)
Metal sales	$1,076.2	$614.9	$3,455.1	$2,599.6
Production cost of sales	$526.5	$304.3	$1,805.7	$1,218.3
Depreciation, depletion and amortization	$251.9	$165.4	$784.0	$695.7
Impairment charges and asset derecognition	$350.0	$144.5	$350.0	$144.5
Operating (loss) earnings	$(160.1)	$(137.7)	$117.7	$72.1
Net (loss) earnings from continuing operations attributable to common shareholders	$(106.0)	$(66.2)	$31.9	$(29.9)
Basic (loss) earnings per share from continuing operations attributable to common shareholders	$(0.08)	$(0.05)	$0.02	$(0.02)
Diluted (loss) earnings per share from continuing operations attributable to common shareholders	$(0.08)	$(0.05)	$0.02	$(0.02)
Adjusted net earnings from continuing operations attributable to common shareholders(d)	$108.2	$27.4	$283.1	$210.8
Adjusted net earnings from continuing operations per share(d)	$0.09	$0.02	$0.22	$0.17
Net cash flow of continuing operations provided from operating activities	$474.3	$148.0	$1,002.5	$695.1
Adjusted operating cash flow from continuing operations(d)	$496.1	$260.4	$1,256.5	$932.1
Capital expenditures from continuing operations(e)	$316.8	$255.7	$764.2	$821.7
Free cash flow from continuing operations(d)	$157.5	$(107.7)	$238.3	$(126.6)
Average realized gold price per ounce from continuing operations(f)	$1,731	$1,797	$1,793	$1,797
Production cost of sales from continuing operations per equivalent ounce(b) sold(g)	$848	$889	$937	$842
Production cost of sales from continuing operations per ounce sold on a by-product basis(d)	$793	$882	$912	$833
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(d)	$1,203	$1,482	$1,255	$1,238
All-in sustaining cost from continuing operations per equivalent ounce(b) sold(d)	$1,236	$1,485	$1,271	$1,244
Attributable all-in cost(h) from continuing operations per ounce sold on a by-product basis(d)	$1,525	$1,884	$1,538	$1,631
Attributable all-in cost(h) from continuing operations per equivalent ounce(b) sold(d)	$1,540	$1,883	$1,545	$1,632

(a)	Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol, Dvoinoye and Chirano mines up to their disposal. "Total gold equivalent ounces" includes 100% of Chirano production. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production.
(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2022 was 82.90:1 (2021 – 71.51:1).
(c)	On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022.
(d)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 20 to 25 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(e)	“Capital expenditures from continuing operations” is reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows.
(f)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.
(g)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(h)	“Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.

The following operating and financial results are based on fourth-quarter and year-end 2022 gold equivalent production:

Production: Kinross produced 595,683 Au eq. oz. from continuing operations in Q4 2022, compared with 340,337 Au eq. oz. from continuing operations in Q4 2021.

p. 3 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Over the full year, Kinross produced 1,957,237 Au eq. oz. from continuing operations, largely in line with the Company’s revised production guidance, compared with full-year 2021 production of 1,447,240 Au eq. oz. from continuing operations. The 35% year-over-year increase was largely a result of higher production at Tasiast due to the temporary suspension of milling operations in the prior year, and production at La Coipa due to the restart and ramp-up in the current year.

Average realized gold price: The average realized gold price from continuing operations in Q4 2022 was $1,731 per ounce, compared with $1,797 per ounce in Q4 2021. For full-year 2022, the average realized gold price per ounce from continuing operations was $1,793, in line with $1,797 per ounce for full-year 2021.

Revenue: During the fourth quarter, revenue from continuing operations was $1,076.2 million, compared with $614.9 million during Q4 2021. Revenue from continuing operations was $3,455.1 million for full-year 2022, compared with $2,599.6 million for full-year 2021. The 33% year-over-year increase is due to the increase in production at Tasiast and La Coipa.

Production cost of sales: Production cost of sales from continuing operations per Au eq. oz. sold decreased to $848 for Q4 2022, compared with $889 in Q4 2021. Production cost of sales2 from continuing operations per Au eq. oz. sold was $937 for full-year 2022, compared with $842 per Au eq. oz. for full-year 2021. The increase was mainly due to inflationary cost pressure on key consumables such as fuel, emulsion and reagents across the portfolio.

Production cost of sales from continuing operations per Au oz. sold on a by-product basis3 was $793 in Q4 2022 compared with $882 in Q4 2021, based on gold sales of 586,146 ounces and silver sales of 2,820,983 ounces. Production cost of sales from continuing operations per Au eq. oz. sold on a by-product basis3 was $912 for full-year 2022, compared with $833 for full-year 2021, based on 2022 gold sales of 1,872,342 ounces and silver sales of 4,647,415 ounces.

Margins4: Kinross’ margin from continuing operations per Au eq. oz. sold was $883 for Q4 2022, compared with the Q4 2021 margin of $908. Full-year 2022 margin from continuing operations per Au eq. oz. sold was $856, compared with $955 for full-year 2021.

All-in sustaining cost3: All-in sustaining cost from continuing operations per Au eq. oz. sold was $1,236 in Q4 2022, compared with $1,485 in Q4 2021. Full-year all-in sustaining cost from continuing operations per Au eq. oz. sold was $1,271, compared with $1,244 for full-year 2021.

In Q4 2022, all-in sustaining cost from continuing operations per Au oz. sold on a by-product basis was $1,203, compared with $1,482 in Q4 2021. All-in sustaining cost from continuing operations per Au oz. sold on a by-product basis was $1,255 for full-year 2022, compared with $1,238 in 2021.

Operating cash flow: Operating cash flow from continuing operations was $474.3 million for Q4 2022, compared with $148.0 million for Q4 2021. Operating cash flow from continuing operations for full-year 2022 was $1,002.5 million, compared with $695.1 million for full-year 2021, primarily due to the increase in gold equivalent ounces sold arising from higher production.

Adjusted operating cash flow3 from continuing operations for Q4 2022 was $496.1 million, compared with $260.4 million for Q4 2021. Adjusted operating cash flow3 from continuing operations for full-year 2022 was $1,256.5 million, compared with $932.1 million in 2021.

Free cash flow3: Free cash flow from continuing operations was $157.5 million in Q4 2022, compared with a net cash outflow of $107.7 million for Q4 2021. For the full year, free cash flow from continuing operations was $238.3 million, compared with a net cash outflow of $126.6 million the previous year. The increase in both periods was mainly due to an increase in Au eq. oz. sold, insurance recoveries related to the 2021 Tasiast mill fire, and a reduction in other operating expenses.

Impairment charge: Kinross recorded a non-cash, after-tax impairment charge of $289.3 million at Round Mountain. The impairment charge is related to changes to the mine plan and slope design, and increased costs due to inflation.

p. 4 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Earnings: Reported net loss from continuing operations was $106.0 million for Q4 2022, or $0.08 per share, compared with reported net loss of $66.2 million, or $0.05 per share, for Q4 2021. Reported net earnings in full-year 2022 was $31.9 million, or $0.02 per share, compared with reported net loss of $29.9 million, or $0.02 per share, in 2021.

Adjusted net earnings3, 7 from continuing operations were $108.2 million, or $0.09 per share, for Q4 2022, compared with $27.4 million, or $0.02 per share, for Q4 2021. Full-year adjusted net earnings3, 7 from continuing operations were $283.1 million, or $0.22 per share, compared with $210.8 million, or $0.17 per share, for full-year 2021, primarily due to the increase in Au eq. oz. sold.

Capital expenditures: Capital expenditures from continuing operations increased to $316.8 million for Q4 2022, compared with $255.7 million for Q4 2021. Capital expenditures from continuing operations for full-year 2022 were $764.2 million, compared with $821.7 million in 2021. The decrease was primarily due to a decrease in capital stripping at certain sites, partially offset by increased development activities at La Coipa.

Balance sheet

As of December 31, 2022, Kinross had cash and cash equivalents of $418.1 million, compared with $531.5 million at December 31, 2021.

The Company had additional available credit9 of $1,362.9 million as of December 31, 2022, and total liquidity8 of approximately $1.8 billion.

Return of capital

In 2022, Kinross bolstered its capital allocation strategy through its enhanced share buyback and quarterly dividend programs. During the past year, Kinross returned $455 million in capital to shareholders, consisting of approximately $155 million in dividends and $300 million as part of its share buyback program, an increase of approximately $200 million compared with the prior year. In 2023 and 2024, the Company expects to maintain its dynamic share buyback program, which is based on an allocation of excess free cash flow, and baseline dividend programs while reinvesting in the business and maintaining its investment grade balance sheet.

As part of its continuing quarterly dividend program, the Company declared a dividend of $0.03 per common share payable on March 23, 2023, to shareholders of record as of March 8, 2023.

Operating results

Mine-by-mine summaries for 2022 fourth-quarter operating results may be found on pages 15 and 19 of this news release. Highlights include the following:

Tasiast achieved record production and record grades during the quarter. Cost of sales per ounce sold was lower quarter-over-quarter mainly due to the increase in production and higher year-over-year mainly due to higher operating waste mined. Full-year production was higher due to the temporary suspension of milling operations in the prior year. During the quarter, the Company successfully finalized a three-year collective labour agreement at Tasiast with no interruption to operations.

Paracatu continued to perform well and achieved its second highest production quarter on record, driven by high grades and strong recoveries. Production for the full-year 2022 increased compared with the previous year largely due to higher grades and recoveries. Full-year cost of sales per ounce sold increased largely due to inflationary pressures, partially offset by increased ounces sold. Cost of sales per ounce sold decreased quarter-over-quarter due to higher production.

9 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2022.

p. 5 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Fort Knox full-year production increased year-over-year largely due to increased mill throughput and ounces recovered from the heap leach pads, as production from the Barnes Creek heap leach pad ramped up. Full-year cost of sales per ounce sold increased primarily due to inflationary cost pressures on consumables and higher contractor costs related to mining the Gil deposit. Q4 2022 was the strongest production quarter of the year at Fort Knox largely due to more ounces recovered from the Barnes Creek heap leach pad, partially offset by marginally lower mill grades and recovery. Lower quarter-over-quarter unit costs are mainly due to the increase in production.

At Bald Mountain, full-year production increased compared to 2021 due to an increase in ounces recovered from the heap leach pads. For the full year, cost of sales per ounce increased year-over-year largely due to inflationary cost pressures on consumables, partially offset by the increase in ounces sold. Production in Q4 2022 decreased quarter-over-quarter mainly due to fewer ounces recovered from the heap leach. Quarter-over-quarter unit costs were lower primarily due to an increase in ounces sold.

At Round Mountain, full-year production was lower year-over-year, primarily due to the timing of ounces recovered from the heap leach pads. Cost of sales per ounce sold was higher for the full year mainly due to lower production, fewer lower-cost ounces recovered from the heap leach pads, and inflationary cost pressures on consumables, cyanide in particular. Production and cost of sales per ounce sold were in line quarter-over-quarter.

The Company completed the Round Mountain Optimization program in the third quarter and decided to prioritize underground opportunities at Phase X and Gold Hill as they show potential for higher-margin, higher-return operations as compared to the open pit expansions at Phase W3 and Phase S. The Company plans to start construction of an underground exploration decline at Phase X in the first half of 2023. The Company is continuing to mine Phase W (W1 and W2) while progressing underground opportunities. The open pit expansion opportunities at Phase W3 and Phase S remain in reserves and will continue to be optimized and evaluated for potential exploitation with sustained macroeconomic improvements.

La Coipa poured its first gold in February 2022 and fourth quarter production showed significant quarter-over-quarter improvement as Q4 throughput ramped up and as mining and processing grades increased. Fourth quarter gold production has ramped up and exceeded quarterly forecast levels for 2023. La Coipa has a planned mill shutdown in February for maintenance work aimed at increasing reliability to sustain throughput. Cost of sales per ounce sold was higher quarter-over-quarter largely due to higher processing costs related to maintenance and contractors.

Development projects

Tasiast

The Tasiast 24k project continues to progress on schedule to reach throughput of 24,000 t/d by mid-year and ramp-up to operate consistently at design tonnage by the end of the year. The final expansion to the leach circuit is now complete and has successfully been put into operation. The plant is currently undergoing a planned shutdown to allow for the installation of tie ins as part of the work for the 24k project. Civil works are substantially complete and the mechanical contractor is advancing with the installation of an additional classifying cyclone which is the final stage in the series of 24k debottlenecking scopes.

The 34MW Tasiast solar power plant continues to advance and remains on schedule for completion in the second half of 2023. Engineering is focused on deliverables for integration with existing power infrastructure. Delivery of materials at site has started and all photovoltaic modules are in transit or have arrived. Construction is underway and earthworks are ongoing. Mechanical works commenced in early February and electrical works are expected to commence in early March.

Great Bear

Kinross announced a robust initial mineral resource at the Great Bear project on February 13, 2023. The initial mineral resource estimate consists of 2.737 Moz. of indicated resources and 2.290 Moz. of inferred resources.

p. 6 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Read the announcement here: Great Bear Initial Resource news release.

View an interactive 3D model here: Great Bear 3D Model.

Manh Choh

At the 70% owned Manh Choh project, activities remain on schedule and on budget, with the early works program progressing as planned. Camp refurbishments were completed in advance of the construction season and all long-lead procurement orders for both the Fort Knox mill modifications and the Manh Choh site have been placed. The Company has selected an Alaska-based supplier for the life-of-mine ore haul trucking and has also awarded the contract mining to a company with significant experience working in Alaska. This contract will include initial construction along with mining and closure activities. Permitting is progressing well and a public comment period is expected to open in early 2023 regarding the Company’s applications. Kinross continues to focus on safely advancing the project, listening to stakeholder concerns, and building on relationships with the local communities and the Native Village of Tetlin.

The Company announced on July 27, 2022, that it was proceeding with the Manh Choh project as the operator of the joint venture. Initial production from Manh Choh is expected in the second half of 2024 and is expected to add approximately 640,000 attributable Au eq. oz. to the Company’s production profile over its approximately 4.5 years life of mine.

Lobo-Marte

Kinross’ activities in Chile are currently focused on La Coipa and opportunities to extend its mine life up to the end of the decade with the potential of additional pushbacks. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 39 of this news release.

This Company Guidance section below and breakdown summarized in Appendix A of this news release references all-in sustaining cost per equivalent ounce sold and sustaining and non-sustaining capital expenditures, which are non-GAAP ratios and financial measures, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definitions of these non-GAAP ratios and financial measures and and comparable reconciliations are included on pages 20 to 25 of this news release.

The Company’s guidance, including commodity price, foreign currency exchange rate assumptions, and a breakdown of guidance by country, is summarized in Appendix A: Refer to page 32 of this news release.

Production guidance

In 2023, Kinross expects to produce 2.1 million Au eq. oz. (+/- 5%) from its operations, which is an increase of approximately 140,000 Au eq. oz. compared with 2022 production. Kinross’ annual production is expected to remain stable in 2024 and 2025 at 2.1 million and 2.0 million attributable1 Au eq. oz. (+/- 5%), respectively.

Production is forecasted to be lower in the first quarter of 2023 compared with the rest of the year, mainly as a result of the current shutdown at Tasiast related to the 24k project, the on-going ramp-up including planned mill shutdown at La Coipa, and the seasonal impacts on mining at Paracatu and on the Company’s US heap leach operations.

Cost guidance

Production cost of sales is expected to be $970 per Au eq. oz. (+/- 5%) for 2023. In 2022, production cost of sales was $937 per Au eq. oz. The moderate year-over-year increase is mainly due to inflationary impacts, including higher costs for labour and consumables.

p. 7 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The Company expects its all-in sustaining cost3 to be $1,320 per Au eq. oz. (+/- 5%) for 2023. In 2022, all-in sustaining cost3 was $1,271 per Au eq. oz. sold.

Capital expenditures guidance

Attributable capital expenditures10 for 2023 are forecast to be approximately $1.0 billion (+/- 5%) and are summarized in the table in Appendix A. The capital expenditures guidance is higher than the prior year mainly due to carryover of capital stripping from 2022 into 2023 across the portfolio, and the advancement of the Manh Choh project and project studies at Great Bear.

Kinross’ attributable capital expenditures10 outlook for 2024 and 2025 is $850 million and $700 million, respectively, based on currently approved projects. As Kinross continues to develop and optimize its portfolio for production beyond 2025, other projects may be incorporated into its capital expenditures, as well as potential inflationary impacts, over the 2023-2024 timeframe.

Other 2023 guidance

The 2023 forecast for exploration11 is $150 million (+/- 5%), of which approximately $5 million is expected to be capitalized, and is a $10 million increase from last year’s revised guidance. The exploration program (greenfields and brownfields) will follow up on 2022’s exploration success, and will focus on Great Bear, developing the Phase X exploration drift at Round Mountain, and underground exploration at Curlew Basin.

The 2023 forecast for overhead (general and administrative and business development expenses) is $135 million (+/- 5%), which is in line with the 2022 results, and approximately $25 million less than the Company’s previous year guidance primarily as a result of adjustments to Kinross’ regional head office presence to align with its Americas-focused portfolio following the divestitures in 2022.

Other operating costs expected to be incurred in 2023 are approximately $100 million, which are principally related to care and maintenance and reclamation.

Tax expense is expected to be $135 million and taxes paid is expected to be $105 million. Adjusting the Brazilian real and Mauritanian Ouguiya to the respective exchange rates of 5.22 and 36.64 to the U.S. dollar in effect at December 31, 2022, the tax expense would be expected to be approximately $175 million. Tax expense is expected to increase by 25% of any profit resulting from higher gold prices. Taxes paid is expected to increase by approximately $8 million for every $100 movement in the realized gold price.

Depreciation, depletion and amortization is forecast to be approximately $450 per Au eq. oz. sold (+/- 5%).

Interest paid is forecast to be approximately $160 million, which includes approximately $90 million of capitalized interest.

Environment, Social and Governance

In 2022, Kinross continued its strong ESG performance. ESG is a key factor in the Company’s culture, business strategy and future growth plans. The Company completed the development of its ESG strategy and strengthened its ESG governance structure including monthly ESG Executive Committee meetings and enhancing Board of Directors’ oversight with updates to the Board and Committee charter documents and quarterly reports from the ESG Executive Committee.

Kinross maintained consistently high ratings as measured by S&P CSA, MSCI, Refinitiv, Moody’s ESG, and Sustainalytics. In The Globe and Mail’s annual Board Games governance rating, Kinross was ranked the highest among Canadian mining companies. The Company also began the process of external assurance towards its conformance with the Responsible Gold Mining Principles, which were established by the World Gold Council.

10 Attributable capital expenditure guidance includes Kinross’ share of Manh Choh (70%) capital expenditures.

11 Included in 2023 exploration guidance of $150 million are approximately $5 million of capitalized infill drilling costs related to the Great Bear project. These costs are also included in Great Bear’s approximately $40 million capital guidance. See also Appendix A.

p. 8 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Across sites, operational ESG performance focused on the Company’s First Priorities including health and safety, environment, and communities. In health and safety, the Company maintained low injury frequency rates that were in line with three-year averages. However, this was overshadowed by a tragic employee fatality at the Tasiast mine in July 2022. The Company continues to prioritize health and safety as its first priority and a newly established Global Safety Learning Forum reinforces the Company’s people-centric and progressive philosophy with a focus on sharing learnings across sites.

In environment, Kinross Alaska recently received the Alaska Miners Association Environmental Stewardship Award for best management practices in environmental protection or restoration initiatives for its partnership with Trout Unlimited to create the Alaska Abandoned Mine Restoration initiative (click here for video). In host communities, a high level of interactions was maintained and more than $10 million of monetary and in-kind contributions were made through site community investment strategies throughout the year. In the fourth quarter, humanitarian support was provided in several parts of Mauritania due to extreme weather conditions which affected people’s homes and livelihoods.

Kinross continues to make strides in its commitment to diversity, equity and inclusion (DEI) by working with key community partners, such as the Canadian Centre for Diversity Inclusion (CCDI), Catalyst, the Black North Initiative, Women in Mining, the Mining Industry Human Resources Council, and many others, to offer our employees opportunities to learn and embed inclusive behaviours in their everyday interactions. In addition, the Kinross Global Inclusion and Diversity Council, comprised of Kinross’ senior leaders, has successfully provided two years of strategic direction and oversight for the many DEI initiatives within the organization.

For more information on Kinross’ sustainability performance, see the Company’s 2021 Sustainability Report and its ESG Analyst Centre located on the Company website. The Sustainability Report follows the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) reporting standards and fulfills Kinross’ commitment as a participant in the UN Global Compact. The Company’s 2022 Sustainability Report is expected to be published in May 2023.

Kinross continues to advance its ESG strategy across its assets by conducting workshops with sites to advance their ESG strategy. It continues to monitor legislative initiatives and evolving ESG reporting frameworks, and will update reporting as required.

Exploration update

Exploration efforts and engineering optimization added a total of approximately 380 Au koz. in estimated mineral reserves before depletion in 2022; 530 Au koz. in measured and indicated; and 2.23 million Au oz. inferred. The majority of the additions are from Great Bear.

Brownfields exploration

The Company’s exploration efforts continued to focus within the footprint of existing mines during 2022, with a total of 336,019 metres of drilling completed for all exploration projects.

Highlights of the 2022 brownfields exploration program include significant results at the Company’s North America assets: Round Mountain, Curlew Basin, Bald Mountain and Alaska. The 2022 programs focused on expanding key targets, and 2023 will test high-grade zones.

•	Round Mountain: Phase X Underground drilling confirmed continuity of mineralization in a key zone for both thickness and grade. Several significant intercepts were received within the broader zone of mineralization including:

•	D-1185 – 9.8m @ 4.72 g/t Au; 10.9m @ 6.56 g/t Au, (includes 3.5m @ 12.13 g/t Au); and 3.0m @ 6.78 g/t Au (includes 0.9 @ 22.40 g/t Au).

p. 9 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The 2023 Round Mountain exploration program will focus on supporting Phase X Underground development, geological modeling, and drilling.

•	Drilling at Gold Hill extended two major vein zones a cumulative total of 1150 metres along strike and intercepted several new veins outside the existing model. The Gold Hill vein system remains open along strike, with prospective structure, veining, and alteration observed in the furthest west holes outlined below (See Appendix B: Figure 1 for Round Mountain – Gold Hill map).

The 2021 Alexandria vein discovery was extended over 750 metres along strike this year, significant intercept highlights include:

o	D-1166 – 2.1m @ 8.92 g/t Au, includes 0.3m @ 31.20 g/t Au

o	D-1176 – 1.9m @ 24.24 g/t Au, includes 0.4m @ 107.00 g/t Au

The Jersey (formerly Main) vein zone was extended over 400 metres west along strike, with robust structure, veining, and alteration observed in the furthest west hole at Gold Hill to-date (results pending). Significant intercept highlights include:

o	D-1173A – 2.3m @ 6.93 g/t Au, includes 0.2m @ 36.90 g/t Au

o	D-1173A – 2.3 m @ 6.01 g/t Au, includes 0.8m @ 13.96 g/t Au

o	D-1175 – 2.5m @ 8.04 g/t Au, includes 0.8m @ 23.30 g/t Au

•	Curlew Basin: Exploration drilling resulted in a 157 koz. increase in indicated and 157 koz. in inferred resource this year, bringing the current indicated resource total to 393 koz. at 6.5 g/t Au. Drilling will continue from the new underground exploration drifts which were completed in 2022. Underground exploration drilling (19,000 metres) confirmed numerous vein zone extensions and continuity across multiple targets, which will continue to add to the resource in 2023. Highlights from drilling are listed below: (See Appendix B: Figure 2 for Curlew Basin map).

o	Stealth 1105 – 6.0m @ 20.15 g/t Au (highest grade thickness intercept in >5 years from Curlew)

o	LP 1112 – 2.7m @ 23.89 g/t Au

o	Gas LD4-002 – 2.1m @ 14.84 g/t Au

o	EVP 1202 – 4.2m @ 14.26 g/t Au

o	WZ 1116 – 2.4m @ 11.59 g/t Au

o	K5 – all assays pending

•	Bald Mountain: Exploration tested primarily the North area of operations with 8,150 metres of drilling completed over six target areas. A priority focus was on adding volume to Top underground where drilling documented high-grade mineralization in a critical space and confirmed oxide mineralization continues at significant distances beyond previously known intercepts. (See Appendix B: Figure 3 for Bald Mountain map). Highlights from 2022 results include:

o	TD21-006 – 24.2m @ 19.24 g/t Au

o	TD22-008 – 4.6m @ 6.80 g/t Au

Zed Williams is located southeast of the previously mined Numbers pits and is located within the Bida-trend intrusive related zone of mineralization. The target is primarily near-surface and consists of thick intervals of low-grade mineralization over a broad area. 2022 Drilling highlights include:

o	NA22-016 – 26.5m @ 1.76 g/t Au and 8.8m @ 4.07 g/t Au

o	NA22-015 – 40.9m @ 0.69 g/t Au, includes 6.4m @ 3.09 g/t Au

o	ZWD22-016 – 56.4m @ 0.64 g/t Au, includes 13.1m @ 1.79 g/t Au

p. 10 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

•	Alaska: Drilling at the Fort Knox mine proved high-grade mineralization extends 300 metres outside the current life-of-mine pit along the Dandelion Ore Shear. Additionally, exploration sampled geotechnical and other holes which also yielded significant results: (See Appendix B: Figure 4 for Alaska-Fort Knox map).

o	FFC21-1835 – 12.2m @ 6.14 g/t Au, includes 4.6m @ 15.79 g/t Au (2021 geotech assays received in 2022)

o	FFC22-1851 – 7.7m @ 4.51 g/t Au, includes 2.0m @ 16.78 g/t Au

At Manh Choh, 1,979 metres of drilling was completed at the North-East, Discovery, and Ridgeline targets, the results of which are pending. Extensive regional reconnaissance was conducted at the greater Tetlin lease area, which generated several zones of interest for follow-up.

In 2023, Exploration will focus on testing the extent and continuity of higher-grade ore-shears, outside of the current resource shell at Fort Knox. Fairbanks District Exploration will continue to test early-stage targets. Brownfields exploration will continue in and around Manh Choh, as well as on the encouraging reconnaissance results in the broader land package.

Great Bear

In 2022, Kinross completed a total of 250,000 metres of drilling, including 225,000 metres of diamond exploration drilling. Kinross recently announced a robust estimate comprised of an initial mineral resource of 2.7 million oz. indicated and 2.3 million oz. inferred at Great Bear.

Drilling results continue to support the view of a high-grade, world-class deposit that underpins the prospect of a large, long-life mining complex. Results have also confirmed gold mineralization with good widths and high grades below the resource, including high-grade mineralization at depths of more than 1,000 metres.

Kinross’ focus for 2023 will be exploration of additional targets on Great Bear’s land package, as well as exploration of the LP zone along strike and at depth with the goal of further delineating the deposit at depth as well as adding inferred resource ounces.

The Company is also progressing studies and permitting for an advanced exploration program that would establish an underground decline to obtain a bulk sample and allow for more efficient exploration of deeper areas of the LP Fault, along with the nearby Hinge and Limb gold zones. Kinross is targeting a potential start of the advanced program as early as 2024.

For more information about the Great Bear initial resource estimate, read the February 13, 2023, news release here: Great Bear Initial Resource news release.

Greenfields exploration update

Kinross’ greenfields exploration strategy is to identify areas that have the potential to host high-grade gold deposits. The Company looks for opportunities where it can stake its own claims or collaborate with high-quality junior exploration companies through joint venture or equity investment. Kinross’ primary focus is for orogenic, epithermal, Carlin and intrusion related deposits.

The greenfields exploration programs in 2022 focused on targets in Canada, Nevada, and Finland with approximately 49,200m of drilling completed on all projects.

Canada

In Canada, exploration focused on the large land holdings in Snow Lake, Manitoba, where both reconnaissance and detailed mapping and prospecting took place followed by diamond drilling of priority targets.

In Dryden, Ontario, work on the Company’s joint venture (JV) property consisted of mechanical stripping, detail mapping and channel sampling followed by diamond drilling.

p. 11 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

In Red Lake, Ontario, prospecting and mapping on two properties that were acquired as part of the Great Bear Resources acquisition in early 2022 was completed.

Nevada

Work on the 100% owned Nevada properties consisted of airborne geophysics, soil sampling, mapping, prospecting and reverse circulation (RC) drilling of priority targets. High-grade epithermal and Carlin style mineralization remain the primary targets in Nevada.

In Nevada, mapping on our Goldbanks property lead to the discovery of mineralized quartz veining at surface. RC drilling of the area returned the following highlights:

•	GB22-04 – 3.0m @ 2.05 g/t Au; and 4.6m @ 2.31 g/t Au

•	GB22-07 – 29.0m @ 0.48 g/t Au; and 6.1m @ 1.01 g/t Au

•	GB22-11 – 25.9m @ 1.60 g/t Au, including 1.5m @ 15.40 g/t Au

•	GB22-12 – 1.5m @ 9.96 g/t Au; and 7.6m @ 0.50 g/t Au

Additional mapping and drilling are planned for the Goldbanks property in 2023.

Finland

Exploration efforts in Finland predominantly consisted of base of till (BoT) drilling on the Company’s JV properties in the Central Lapland Greenstone Belt. A diamond drilling program followed up on the highest priority BoT results and intersected low-grade gold mineralization. Base of till drilling will continue on the properties in 2023 and drill targets readied at the end of last year will be tested this winter.

In both Canada and Finland, Kinross’ focus is on projects that could host high grade, mesothermal style gold mineralization.

2023 Focus

For 2023, the exploration guidance (brownfields and greenfields) is $150 million (+/- 5%) compared with $135.9 million spent in 2022. The 2023 program will follow up on 2022’s exploration success, including the exploration of additional targets at Great Bear in addition to the LP zone along strike and at depth, at Round Mountain related to the Phase X and Gold Hill opportunities, and potentially building on the resource at Curlew Basin.

•	Great Bear: Kinross is budgeting approximately $45 million[11] for exploration of the large land package, including exploration of the LP zone along strike and at depth.

•	Round Mountain: Kinross is budgeting approximately $40 million for the construction of a drift for underground exploration drilling at Phase X, and to conduct surface exploration at Gold Hill and the greater Round Mountain district.

•	Alaska: Kinross is budgeting approximately $10 million in Alaska for Fort Knox and Manh Choh, testing near-mine, regional and generative targets around both deposits.

A more detailed summary of 2022 highlights is presented below. Additional details may be found in the Appendices.

“Appendix B” provides illustrations, captions, and accompanying explanatory notes, and “Appendix C” provides complete drilling results and drill hole location data corresponding to the values below.

Appendix B: Refer to page 35 of this news release.

Appendix C: www.kinross.com/Exploration-Drill-Results-Appendix-C-Q4-YE-2022

p. 12 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

2022 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2022 and explanatory notes starting at page 27.)

Kinross increased its gold price assumptions for mineral reserves from $1,200 per ounce to $1,400 per ounce and mineral resource from $1,600 per ounce to $1,700 per ounce, as of December 31, 202212. Gold price assumptions have been increased to better reflect the rising spot price of gold.

The Company also increased its silver price assumption from $17 per ounce to $17.50 per ounce for its mineral reserve estimates, but has decreased its silver price assumption to $21.30 per ounce, from $22 per ounce for estimated mineral resources.

Kinross continues to prioritize quality, high-margin, low-cost ounces in its portfolio, and maintained its fully loaded costing methodology.

Kinross Gold Mineral Reserve and Mineral Resource estimates after divestitures[13]
	2021 (Au koz.)	Depletion (Au koz.)	Exploration & Engineering (Au koz.)	2022 (Au koz.)
Proven and Probable Reserves	27,609	(2,448)	374	25,535
Measured and Indicated Resources	25,752	(71)	530	26,211
Inferred Resources	8,341	(53)	2,234	10,522

Proven and Probable Mineral Reserves

Excluding the Company’s former Russian and Ghanaian assets, Kinross’ proven and probable mineral reserve estimates decreased by 7.5% or 2.1 million Au oz., primarily driven by depletion.

The Company’s total proven and probable silver mineral reserve estimate decreased by 16% to 36.1 million Ag oz. at year-end 2022, compared with 42.9 million Ag oz. at year-end 2021. The decrease was due to depletion at La Coipa, offset by reserve additions at Manh Choh.

Measured and Indicated Mineral Resources

Kinross’ total measured and indicated (M&I) mineral resource estimate at year-end 2022 was 26.2 million Au oz. compared with 25.8 million Au oz. at year-end 2021, excluding the divestitures. This increase was driven by the initial resource at Great Bear which added 2.7 million Au oz., offset by resource decreases caused by increased costs across all assets, namely Tasiast and Fort Knox.

The Company’s total measured and indicated silver resources decreased by 5% to 37.6 million Ag oz. at year-end 2022, compared with 39.5 million Ag oz. at year-end 2021. The decrease was mostly due the conversion of resource to reserve at Manh Choh.

12 Please see page 27 for Mineral Reserve and Mineral Resource Statement Notes.

13 Rounding of values to the 000s may result in apparent discrepancies.

p. 13 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Inferred Mineral Resources

Kinross’ total inferred mineral resource estimate increased to 10.5 million Au oz. at year-end 2022, compared with 8.3 million Au oz. at year-end 2021, excluding the divestitures. The increase can be attributed to Great Bear which declared 2.3 million ounces of inferred mineral resources, and Tasiast which added to its inferred underground resource estimate. Increases were partially offset by decreases at Fort Knox and Tasiast open pits.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 16, 2023, at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – +1 (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 770-2030; Passcode: 4915537

Outside of Canada & US – +1 (647) 362-9199; Passcode: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2022 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2022 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 14 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of operations

	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
Three months ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021
Fort Knox	83,739	73,830	87,061	74,384	$102.1	$74.1	$1,173	$996
Round Mountain	61,929	51,549	67,484	52,723	95.1	51.8	1,409	982
Bald Mountain	58,521	61,036	66,847	53,559	62.8	50.1	939	935
Paracatu	180,809	138,669	183,190	145,691	130.3	116.9	711	802
La Coipa	67,683	-	68,135	-	39.4	-	578	-
Maricunga	-	-	863	821	0.6	0.6	695	731
Americas Total	452,681	325,084	473,580	327,178	430.3	293.5	909	897

Tasiast	143,002	15,253	147,019	15,006	96.2	10.8	654	720
West Africa Total	143,002	15,253	147,019	15,006	96.2	10.8	654	720

Continuing Operations Total	595,683	340,337	620,599	342,184	526.5	304.3	848	889

Discontinued Operations
Kupol	-	116,179	-	115,893	-	75.2	$-	$649
Chirano (100%)	-	34,561	-	31,633	-	45.7	-	1,445
	-	150,740	-	147,526	-	120.9

	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
Years months ended December 31,	2022	2021	2022	2021	2022	2021	2022	2021
Fort Knox	291,248	264,283	291,793	263,590	$350.7	$267.2	$1,202	$1,014
Round Mountain	226,374	257,005	227,655	259,941	309.2	235.9	1,358	908
Bald Mountain	214,094	204,890	214,808	196,066	208.8	177.5	972	905
Paracatu	577,354	550,560	571,164	549,900	497.6	412.1	871	749
La Coipa	109,576	-	99,915	-	57.2	-	572	-
Maricunga	-	-	3,191	2,787	2.1	2.0	658	718
Americas Total	1,418,646	1,276,738	1,408,526	1,272,284	1,425.6	1,094.7	1,012	860

Tasiast	538,591	170,502	519,292	174,193	380.1	123.6	732	710
West Africa Total	538,591	170,502	519,292	174,193	380.1	123.6	732	710

Continuing Operations Total	1,957,237	1,447,240	1,927,818	1,446,477	1,805.7	1,218.3	937	842

Discontinued Operations
Kupol	169,156	481,108	122,295	480,968	83.8	306.2	685	637
Chirano (100%)	82,060	154,668	87,823	148,293	131.2	201.6	1,494	1,359
	251,216	635,776	210,118	629,261	215.0	507.8

p. 15 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of U.S. dollars, except share amounts)

	As at
	December 31,	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$418.1	$531.5
Restricted cash	10.1	11.4
Accounts receivable and other assets	318.2	214.5
Current income tax recoverable	8.5	10.2
Inventories	1,072.2	1,151.3
Unrealized fair value of derivative assets	25.5	30.0
	1,852.6	1,948.9
Non-current assets
Property, plant and equipment	7,741.4	7,617.7
Goodwill	-	158.8
Long-term investments	116.9	98.2
Other long-term assets	680.9	598.0
Deferred tax assets	4.6	6.5
Total assets	$10,396.4	$10,428.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$550.0	$492.7
Current income tax payable	89.4	95.0
Current portion of long-term debt and credit facilities	36.0	40.0
Current portion of provisions	50.8	90.0
Other current liabilities	25.3	23.7
	751.5	741.4
Non-current liabilities
Long-term debt and credit facilities	2,556.9	1,589.9
Provisions	755.9	847.9
Long-term lease liabilities	23.1	35.1
Other long-term liabilities	125.3	127.4
Deferred tax liabilities	301.5	436.8
Total liabilities	$4,514.2	$3,778.5

Equity
Common shareholders' equity
Common share capital	$4,449.5	$4,427.7
Contributed surplus	10,667.5	10,664.4
Accumulated deficit	(9,251.6)	(8,492.4)
Accumulated other comprehensive income (loss)	(41.7)	(18.8)
Total common shareholders' equity	5,823.7	6,580.9
Non-controlling interests	58.5	68.7
Total equity	5,882.2	6,649.6
Total liabilities and equity	$10,396.4	$10,428.1

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,221,891,341	1,244,332,772

p. 16 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of U.S. dollars, except share and per share amounts)

	Years ended
	December 31,	December 31,
	2022	2021
Revenue
Metal sales	$3,455.1	$2,599.6

Cost of sales
Production cost of sales	1,805.7	1,218.3
Depreciation, depletion and amortization	784.0	695.7
Impairment charges and asset derecognition	350.0	144.5
Total cost of sales	2,939.7	2,058.5
Gross profit	515.4	541.1
Other operating expense	113.8	266.4
Exploration and business development	154.1	88.2
General and administrative	129.8	114.4
Operating earnings	117.7	72.1
Other income - net	64.4	83.6
Finance income	18.3	10.8
Finance expense	(93.7)	(82.2)
Earnings from continuing operations before tax	106.7	84.3
Income tax expense - net	(76.1)	(115.0)
Earnings (loss) from continuing operations after tax	30.6	(30.7)
(Loss) earnings from discontinued operations after tax	(636.3)	249.4
Net (loss) earnings	$(605.7)	$218.7
Net earnings (loss) from continuing operations attributable to:
Non-controlling interests	$(1.3)	$(0.8)
Common shareholders	$31.9	$(29.9)
Net (loss) earnings from discontinued operations attributable to:
Non-controlling interests	$0.8	$(1.7)
Common shareholders	$(637.1)	$251.1
Net (loss) earnings attributable to:
Non-controlling interests	$(0.5)	$(2.5)
Common shareholders	$(605.2)	$221.2
Earnings (loss) per share from continuing operations attributable to common shareholders
Basic	$0.02	$(0.02)
Diluted	$0.02	$(0.02)
(Loss) earnings per share from discontinued operations attributable to common shareholders	$(0.50)	$0.20
Basic	$(0.50)	$0.20
Diluted
(Loss) earnings per share attributable to common shareholders
Basic	$(0.47)	$0.18
Diluted	$(0.47)	$0.17

p. 17 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

(expressed in millions of U.S. dollars)

	Years ended
	December 31,	December 31,
	2022	2021
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations after tax	$30.6	$(30.7)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	784.0	695.7
Impairment charges and asset derecognition	350.0	144.5
Share-based compensation expense	9.3	10.8
Finance expense	93.7	82.2
Deferred tax recovery	(56.2)	(36.9)
Foreign exchange losses and other	21.6	64.7
Reclamation expense	23.5	1.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	17.9	(70.1)
Inventories	(261.6)	(125.0)
Accounts payable and accrued liabilities	130.4	116.2
Cash flow provided from operating activities	1,143.2	853.2
Income taxes paid	(140.7)	(158.1)
Net cash flow of continuing operations provided from operating activities	1,002.5	695.1
Net cash flow of discontinued operations provided from operating activities	47.6	440.1
Investing:
Additions to property, plant and equipment	(764.2)	(821.7)
Interest paid capitalized to property, plant and equipment	(43.7)	(47.8)
Acquisitions, net of cash acquired	(1,027.5)	-
Net additions to long-term investments and other assets	(67.2)	(66.3)
(Increase) decrease in restricted cash - net	(4.2)	0.2
Interest received and other - net	8.8	-
Net cash flow of continuing operations used in investing activities	(1,898.0)	(935.6)
Net cash flow of discontinued operations provided from (used in) investing activities	296.2	(257.0)
Financing:
Proceeds from drawdown of debt	1,297.6	200.0
Repayment of debt	(340.0)	(500.0)
Interest paid	(52.4)	(46.9)
Payment of lease liabilities	(23.2)	(33.8)
Dividends paid to common shareholders	(154.0)	(151.1)
Repurchase and cancellation of shares	(300.8)	(100.2)
Other - net	10.3	8.8
Net cash flow of continuing operations provided from (used in) financing activities	437.5	(623.2)
Net cash flow of discontinued operations provided from financing activities	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	(0.8)	0.7
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	1.6	0.5
Decrease in cash and cash equivalents	(113.4)	(679.4)
Cash and cash equivalents, beginning of period	531.5	1,210.9
Cash and cash equivalents, end of period	$418.1	$531.5

p. 18 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Operating Summary
	Mine	Period	Tonnes Ore Mined(d)	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)(d)	Grade (Heap Leach)	Recovery (a)(d)	Gold Eq Production(b)	Gold Eq Sales(b)	Production cost of sales	Production cost of sales/oz(c)	Cap Ex - sustaining(e)	Total Cap Ex (e)	DD&A
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2022	12,205	2,395	11,454	0.69	0.20	79%	83,739	87,061	$102.1	$1,173	$34.4	$39.1	$40.9
		Q3 2022	15,547	2,477	13,120	0.71	0.21	80%	75,522	74,221	$88.6	$1,194	$30.5	$31.0	$21.8
		Q2 2022	14,591	2,260	12,785	0.72	0.19	81%	77,184	77,698	$92.6	$1,192	$12.1	$13.1	$26.1
		Q1 2022	13,743	1,852	13,010	0.66	0.17	80%	54,803	52,813	$67.4	$1,276	$1.7	$2.9	$20.9
		Q4 2021	9,203	2,148	8,185	0.73	0.19	82%	73,830	74,384	$74.1	$996	$25.2	$31.6	$30.9
	Round Mountain	Q4 2022	5,177	962	4,772	0.74	0.36	74%	61,929	67,484	$95.1	$1,409	$41.1	$41.1	$19.1
		Q3 2022	8,856	1,021	8,336	0.64	0.27	79%	62,417	61,757	$87.0	$1,409	$24.7	$24.7	$17.6
		Q2 2022	6,702	945	6,515	0.67	0.32	78%	56,709	51,455	$74.8	$1,454	$20.5	$20.6	$11.7
		Q1 2022	3,767	929	3,208	0.80	0.36	79%	45,319	46,959	$52.3	$1,114	$15.9	$16.0	$12.1
		Q4 2021	1,755	1,057	1,529	0.64	0.33	75%	51,549	52,723	$51.8	$982	$50.1	$50.3	$14.5
	Bald Mountain	Q4 2022	3,002	-	2,957	-	0.37	nm	58,521	66,847	$62.8	$939	$17.2	$37.4	$63.4
		Q3 2022	4,152	-	4,152	-	0.37	nm	65,394	52,472	$51.2	$976	$10.4	$28.2	$39.1
		Q2 2022	4,945	-	4,945	-	0.60	nm	54,108	54,472	$54.5	$1,001	$5.0	$16.2	$38.4
		Q1 2022	3,870	-	3,870	-	0.63	nm	36,071	41,017	$40.3	$983	$2.7	$5.8	$35.1
		Q4 2021	5,222	-	5,222	-	0.52	nm	61,036	53,559	$50.1	$935	$10.4	$17.2	$57.2
	Paracatu	Q4 2022	13,324	13,847	-	0.50	-	81%	180,809	183,190	$130.3	$711	$43.9	$43.9	$52.7
		Q3 2022	11,752	13,797	-	0.45	-	79%	159,113	152,616	$131.1	$859	$33.6	$33.6	$47.2
		Q2 2022	11,011	15,133	-	0.35	-	75%	129,423	133,472	$129.6	$971	$31.2	$31.2	$46.0
		Q1 2022	6,165	13,645	-	0.33	-	75%	108,009	101,886	$106.6	$1,046	$16.0	$16.0	$39.6
		Q4 2021	13,036	15,451	-	0.35	-	77%	138,669	145,691	$116.9	$802	$49.6	$49.6	$47.7
	La Coipa(f)	Q4 2022	1,047	933	-	1.47	-	84%	67,683	68,135	$39.4	$578	$2.6	$46.0	$25.6
		Q3 2022	1,079	637	-	1.19	-	83%	33,955	24,681	$12.1	$490	$2.9	$34.7	$-
		Q2 2022	550	321	-	0.74	-	69%	7,414	7,099	$5.6	$789	$1.6	$39.0	$-
		Q1 2022	174	58	-	nm	-	nm	524	-	$-	$-	$0.7	$35.8	$-
		Q4 2021	nm	-	-	-	-	-	-	-	$-	$-	$-	$43.2	$-
West Africa	Tasiast	Q4 2022	3,737	1,627	-	3.21	-	90%	143,002	147,019	$96.2	$654	$38.3	$90.3	$48.7
		Q3 2022	4,437	1,741	-	2.72	-	89%	132,754	128,014	$94.8	$741	$3.6	$33.4	$58.0
		Q2 2022	3,053	1,680	-	2.51	-	89%	129,140	114,064	$93.3	$818	$6.7	$24.3	$56.4
		Q1 2022	3,462	1,524	-	2.54	-	94%	133,695	130,195	$95.8	$736	$4.1	$19.4	$57.1
		Q4 2021	1,061	1,068	-	1.50	-	94%	15,253	15,006	$10.8	$720	$7.3	$52.5	$13.1

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(b)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2022: 81.88:1; Q3 2022: 89.91:1; Q2 2022: 82.77:1; Q1 2022: 78.19:1; Q4 2021: 76.89:1.
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(d)	"nm" means not meaningful.
(e)	"Total Cap Ex" is reported as “Additions to property, plant and equipment” on the consolidated statements of cash flows. "Capital expenditures - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on pages 24 and 25 of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q4 2022: 137.53 g/t, 68%; Q3 2022: 121.06 g/t, 61%; Q2 2022: 56.04 g/t, 43%; Q1 2022: nm; Q4 2021: nil.

p. 19 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued. The comparative information for the year ended December 31, 2021, as previously presented in the MD&A and financial statements for the year ended December 31, 2021, has been updated retrospectively to exclude Chirano and Russia. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer presented on an attributable basis for the years ended December 31, 2022 and 2021, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

p. 20 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of net (loss) earnings from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	Three months ended		Years ended
(expressed in millions of U.S dollars,	December 31,		December 31,
except per share amounts)	2022	2021	2022	2021

Net (loss) earnings from continuing operations attributable to common shareholders - as reported	$(106.0)	$(66.2)	$31.9	$(29.9)
Adjusting items:
Foreign exchange (gains) losses	(0.7)	(0.3)	(0.8)	1.2
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(17.1)	13.2	(25.5)	22.7
Taxes in respect of prior periods	0.4	4.9	16.2	21.9
Impairment charges and asset derecognition(a)	350.0	144.5	350.0	144.5
Restructuring costs	-	-	13.0	-
Reclamation expense	19.6	1.8	23.5	1.8
VAT recovery in respect of prior periods	(24.2)	-	(24.2)	-
Tasiast insurance recoveries	(77.1)	(90.0)	(77.1)	(90.0)
Loss on sale of assets	12.1	4.6	14.3	7.8
COVID-19 costs(b)	-	7.6	-	20.7
Tasiast mill fire related costs	-	19.3	-	60.3
Round Mountain pit wall stabilization costs	-	7.4	-	50.1
Mediation settlement provision	-	17.1	-	42.1
Tasiast definitive agreement settlement	-	-	-	10.0
Other(c)	16.4	8.9	22.6	11.3
Tax effects of the above adjustments	(65.2)	(45.4)	(60.8)	(63.7)
	214.2	93.6	251.2	240.7
Adjusted net earnings from continuing operations attributable to common shareholders	$108.2	$27.4	$283.1	$210.8
Weighted average number of common shares outstanding - Basic	1,258.4	1,261.2	1,280.5	1,259.1
Adjusted net earnings from continuing operations per share	$0.09	$0.02	$0.22	$0.17
Basic (loss) earnings from continuing operations per share attributable to common shareholders - as reported	$(0.08)	$(0.05)	$0.02	$(0.02)

(a)	During the year ended December 31, 2022, the Company recognized impairment charges of $350.0 million at Round Mountain, of which $106.8 million related to impairment of metal inventory and $243.2 million related to impairment of property, plant and equipment. The income tax recoveries related to the impairment charges were $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recognized impairment and asset derecognition charges of $144.5 million at Bald Mountain, of which $95.2 million related to impairment of metal inventory and $49.3 million related to the derecognition of property, plant and equipment. The income tax recoveries related to the impairment charges were $25.3 million and $13.1 million, respectively.

(b)	Includes COVID-19 related labour, health and safety, donations and other support program costs. For the year ended December 31, 2022, adjusted net earnings has not been adjusted for COVID-19 related costs of $8.7 million incurred at operating sites.

(c)	Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

	Three months ended		Years ended
	December 31,		December 31,
(expressed in millions of U.S dollars)	2022	2021	2022	2021

Net cash flow of continuing operations provided from operating activities - as reported	$474.3	$148.0	$1,002.5	$695.1

Less: Additions to property, plant and equipment	(316.8)	(255.7)	(764.2)	(821.7)

Free cash flow from continuing operations	$157.5	$(107.7)	$238.3	$(126.6)

p. 21 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Three months ended		Years ended
	December 31,		December 31,
(expressed in millions of U.S dollars)	2022	2021	2022	2021

Net cash flow of continuing operations provided from operating activities - as reported	$474.3	$148.0	$1,002.5	$695.1

Adjusting items:
Working capital changes:
Accounts receivable and other assets	29.1	68.1	(17.9)	70.1
Inventories	39.2	53.8	261.6	125.0
Accounts payable and other liabilities, including income taxes paid	(46.5)	(9.5)	10.3	41.9
Total working capital changes	21.8	112.4	254.0	237.0
Adjusted operating cash flow from continuing operations	$496.1	$260.4	$1,256.5	$932.1

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

	Three months ended		Years ended
(expressed in millions of U.S. dollars,	December 31,		December 31,
except ounces and production cost of sales per equivalent ounce)	2022	2021	2022	2021

Production cost of sales from continuing operations - as reported	$526.5	$304.3	$1,805.7	$1,218.3
Less: silver revenue(a)	(61.9)	(5.2)	(98.9)	(25.2)
Production cost of sales from continuing operations net of silver by-product revenue	$464.6	$299.1	$1,706.8	$1,193.1

Gold ounces sold from continuing operations	586,146	339,275	1,872,342	1,432,396
Gold equivalent ounces sold from continuing operations	620,599	342,184	1,927,818	1,446,477
Production cost of sales from continuing operations per ounce sold on a by-product basis	$793	$882	$912	$833
Production cost of sales from continuing operations per equivalent ounce sold(b)	$848	$889	$937	$842

See page 26 for details of the footnotes referenced within the table above.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 22 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Three months ended		Years ended
(expressed in millions of U.S. dollars,	December 31,		December 31,
except ounces and costs per ounce)	2022	2021	2022	2021

Production cost of sales from continuing operations - as reported	$526.5	$304.3	$1,805.7	$1,218.3
Less: silver revenue from continuing operations(a)	(61.9)	(5.2)	(98.9)	(25.2)
Production cost of sales from continuing operations net of silver by-product revenue	$464.6	$299.1	$1,706.8	$1,193.1
Adjusting items:
General and administrative(d)	29.3	28.9	116.8	114.4
Other operating expense - sustaining(e)	5.0	1.5	28.5	9.3
Reclamation and remediation - sustaining(f)	14.2	10.0	42.7	39.2
Exploration and business development - sustaining(g)	7.7	11.0	30.6	35.7
Additions to property, plant and equipment - sustaining(h)	178.0	142.9	402.6	349.2
Lease payments - sustaining(i)	6.1	9.4	22.4	32.6
All-in Sustaining Cost on a by-product basis	$704.9	$502.8	$2,350.4	$1,773.5
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	12.8	9.6	45.1	37.7
Reclamation and remediation - non-sustaining(f)	1.9	0.9	8.0	3.4
Exploration and business development - non-sustaining(g)	40.1	13.8	122.3	51.9
Additions to property, plant and equipment - non-sustaining(h)	134.4	111.9	352.4	468.4
Lease payments - non-sustaining(i)	-	0.3	0.8	1.2
All-in Cost on a by-product basis - attributable(c)	$894.1	$639.3	$2,879.0	$2,336.1
Gold ounces sold from continuing operations	586,146	339,275	1,872,342	1,432,396
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,203	$1,482	$1,255	$1,238
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,525	$1,884	$1,538	$1,631
Production cost of sales from continuing operations per equivalent ounce sold(b)	$848	$889	$937	$842

See page 26 for details of the footnotes referenced within the table above.

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 23 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Three months ended		Years ended
(expressed in millions of U.S. dollars,	December 31,		December 31,
except ounces and costs per equivalent ounce)	2022	2021	2022	2021

Production cost of sales from continuing operations - as reported	$526.5	$304.3	$1,805.7	$1,218.3
Adjusting items:
General and administrative(d)	29.3	28.9	116.8	114.4
Other operating expense - sustaining(e)	5.0	1.5	28.5	9.3
Reclamation and remediation - sustaining(f)	14.2	10.0	42.7	39.2
Exploration and business development - sustaining(g)	7.7	11.0	30.6	35.7
Additions to property, plant and equipment - sustaining(h)	178.0	142.9	402.6	349.2
Lease payments - sustaining(i)	6.1	9.4	22.4	32.6
All-in Sustaining Cost	$766.8	$508.0	$2,449.3	$1,798.7
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	12.8	9.6	45.1	37.7
Reclamation and remediation - non-sustaining(f)	1.9	0.9	8.0	3.4
Exploration and business development - non-sustaining(g)	40.1	13.8	122.3	51.9
Additions to property, plant and equipment - non-sustaining(h)	134.4	111.9	352.4	468.4
Lease payments - non-sustaining(i)	-	0.3	0.8	1.2
All-in Cost - attributable(c)	$956.0	$644.5	$2,977.9	$2,361.3
Gold equivalent ounces sold from continuing operations	620,599	342,184	1,927,818	1,446,477
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,236	$1,485	$1,271	$1,244
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,540	$1,883	$1,545	$1,632
Production cost of sales from continuing operations per equivalent ounce sold(b)	$848	$889	$937	$842

See page 26 for details of the footnotes referenced within the table above.

Capital expenditures from continuing operations are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

p. 24 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(expressed in millions of U.S dollars)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)	Total USA	Paracatu (Brazil)	La Coipa (Chile)	Tasiast (Mauritania)	Other	Total
Three months ended December 31, 2022:
Sustaining capital expenditures	$34.4	$41.1	$17.2	$-	$92.7	$43.9	$2.6	$38.3	$0.8	$178.3
Non-sustaining capital expenditures	4.7	-	20.2	17.1	42.0	-	43.4	52.0	1.1	138.5
Additions to property, plant and equipment - per cash flow	$39.1	$41.1	$37.4	$17.1	$134.7	$43.9	$46.0	$90.3	$1.9	$316.8

Three months ended December 31, 2021:
Sustaining capital expenditures	$25.2	$50.1	$10.4	$-	$85.7	$49.6	$-	$7.3	$0.4	$143.0
Non-sustaining capital expenditures	6.4	0.2	6.8	2.9	16.3	-	43.2	45.2	8.0	112.7
Additions to property, plant and equipment - per cash flow	$31.6	$50.3	$17.2	$2.9	$102.0	$49.6	$43.2	$52.5	$8.4	$255.7

(expressed in millions of U.S dollars)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)	Total USA	Paracatu (Brazil)	La Coipa (Chile)	Tasiast (Mauritania)	Other(a)	Total
Years ended December 31, 2022:
Sustaining capital expenditures	$78.7	$102.2	$35.3	$-	$216.2	$124.7	$7.8	$52.7	$1.2	$402.6
Non-sustaining capital expenditures	7.4	0.2	52.3	33.2	93.1	-	147.7	114.7	6.1	361.6
Additions to property, plant and equipment - per cash flow	$86.1	$102.4	$87.6	$33.2	$309.3	$124.7	$155.5	$167.4	$7.3	$764.2

Years ended December 31, 2021:
Sustaining capital expenditures	$72.5	$91.1	$30.3	$-	$193.9	$127.9	$-	$26.6	$0.8	$349.2
Non-sustaining capital expenditures	40.6	34.4	8.7	13.5	97.2	-	117.5	232.8	25.0	472.5
Additions to property, plant and equipment - per cash flow	$113.1	$125.5	$39.0	$13.5	$291.1	$127.9	$117.5	$259.4	$25.8	$821.7

(a)	Other includes non-sustaining capital expenditures of $5.9 million in 2022 at Lobo-Marte in Chile and sustaining and non-sustaining capital expenditures of $1.2 million and $0.2 million in 2022, respectively, in Canada.

p. 25 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(a)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(b)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.
(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.
(d)	“General and administrative” expenses is as reported on the consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(h)	“Additions to property, plant and equipment – sustaining and non-sustaining are as presented on pages 24 and 25 of this news release. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross’ share of Manh Choh (70%) costs.
(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

p. 26 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2022 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2022
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	-	-	-	36,900	0.5	625	36,900	0.5	625
Fort Knox		USA	100.0%	22,726	0.4	275	155,238	0.3	1,660	177,964	0.3	1,935
Manh Choh	[2]	USA	70.0%	-	-	-	2,755	7.9	698	2,755	7.9	698
Round Mountain	[9]	USA	100.0%	7,318	0.3	75	90,242	0.7	2,171	97,560	0.7	2,246
SUBTOTAL				30,044	0.4	350	285,135	0.6	5,154	315,179	0.5	5,504

SOUTH AMERICA
La Coipa	[10]	Chile	100.0%	1,119	1.3	48	15,999	1.7	869	17,118	1.7	917
Lobo-Marte	[3]	Chile	100.0%	-	-	-	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu		Brazil	100.0%	328,208	0.5	5,000	179,322	0.3	1,644	507,530	0.4	6,644
SUBTOTAL				329,327	0.5	5,048	356,023	0.8	9,246	685,350	0.6	14,294

AFRICA
Tasiast		Mauritania	100.0%	54,519	1.2	2,087	53,529	2.1	3,650	108,048	1.7	5,737
SUBTOTAL				54,519	1.2	2,087	53,529	2.1	3,650	108,048	1.7	5,737

TOTAL GOLD				413,890	0.6	7,485	694,687	0.8	18,050	1,108,577	0.7	25,535

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,4,5,6,7,8)
Kinross Gold Corporation's Share at December 31, 2022
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh	[2]	USA	70.0%	-	-	-	2,755	13.6	1,203	2,755	13.6	1,203
Round Mountain	[9]	USA	100.0%	-	-	-	1,358	6.8	298	1,358	6.8	298
SUBTOTAL				-	-	-	4,113	11.3	1,501	4,113	11.3	1,501

SOUTH AMERICA
La Coipa	[10]	Chile	100.0%	1,119	108.1	3,888	15,999	59.6	30,669	17,118	62.8	34,557
SUBTOTAL				1,119	108.1	3,888	15,999	59.6	30,669	17,118	62.8	34,557

TOTAL SILVER				1,119	108.1	3,888	20,112	49.8	32,170	21,231	52.8	36,058

See page 30 of this news release for details of the footnotes referenced within the table above.

p. 27 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (4,5,6,7,8,11,12,15)
Kinross Gold Corporation's Share at December 31, 2022
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	8,381	0.7	190	239,764	0.5	3,538	248,145	0.5	3,728
Fort Knox		USA	100.0%	5,691	0.3	60	99,674	0.3	1,032	105,365	0.3	1,092
Great Bear		Canada	100.0%	-	-	-	33,110	2.6	2,737	33,110	2.6	2,737
Kettle River		USA	100.0%	-	-	-	1,892	6.5	393	1,892	6.5	393
Manh Choh	[13]	USA	70.0%	-	-	-	592	2.4	46	592	2.4	46
Round Mountain	[9]	USA	100.0%	-	-	-	119,736	0.9	3,293	119,736	0.9	3,293
SUBTOTAL				14,072	0.6	250	494,768	0.7	11,039	508,840	0.7	11,289

SOUTH AMERICA
La Coipa	[10]	Chile	100.0%	5,425	1.9	329	22,274	1.6	1,117	27,699	1.6	1,446
Lobo-Marte	[14]	Chile	100.0%	-	-	-	99,440	0.7	2,366	99,440	0.7	2,366
Maricunga		Chile	100.0%	64,728	0.7	1,521	221,602	0.7	4,688	286,330	0.7	6,209
Paracatu		Brazil	100.0%	64,311	0.5	976	280,905	0.3	2,423	345,216	0.3	3,399
SUBTOTAL				134,464	0.7	2,826	624,221	0.5	10,594	758,685	0.6	13,420

AFRICA
Tasiast		Mauritania	100.0%	8,784	1.0	272	36,416	1.1	1,230	45,200	1.0	1,502
SUBTOTAL				8,784	1.0	272	36,416	1.1	1,230	45,200	1.0	1,502

TOTAL GOLD				157,320	0.7	3,348	1,155,405	0.6	22,863	1,312,725	0.6	26,211

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (4,5,6,7,8,11,12,15)
Kinross Gold Corporation's Share at December 31, 2022
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh	[13]	USA	70.0%	-	-	-	592	9.3	176	592	9.3	176
Round Mountain	[9]	USA	100.0%	-	-	-	5,217	8.1	1,360	5,217	8.1	1,360
SUBTOTAL				-	-	-	5,809	8.2	1,536	5,809	8.2	1,536

SOUTH AMERICA
La Coipa	[10]	Chile	100.0%	5,425	30.6	5,344	22,274	43.0	30,759	27,699	40.5	36,103
SUBTOTAL				5,425	30.6	5,344	22,274	43.0	30,759	27,699	40.5	36,103

TOTAL SILVER				5,425	30.6	5,344	28,083	35.8	32,295	33,508	34.9	37,639

See page 30 of this news release for details of the footnotes referenced within the table above.

p. 28 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (4,5,6,7,8,11,12,15)
Kinross Gold Corporation's Share at December 31, 2022
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	50,064	0.3	522
Fort Knox		USA	100.0%	30,285	0.3	273
Great Bear		Canada	100.0%	20,037	3.6	2,290
Kettle River		USA	100.0%	2,790	6.0	535
Manh Choh		USA	70.0%	15	3.8	2
Round Mountain	[9]	USA	100.0%	105,644	0.5	1,624
SUBTOTAL				208,835	0.8	5,246

SOUTH AMERICA
La Coipa	[10]	Chile	100.0%	3,545	1.2	135
Lobo-Marte		Chile	100.0%	18,474	0.7	445
Maricunga		Chile	100.0%	174,847	0.6	3,097
Paracatu		Brazil	100.0%	15,179	0.3	156
SUBTOTAL				212,045	0.6	3,833

AFRICA
Tasiast		Mauritania	100.0%	18,565	2.4	1,443
SUBTOTAL				18,565	2.4	1,443

TOTAL GOLD				439,445	0.7	10,522

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (4,5,6,7,8,11,12,15)
Kinross Gold Corporation's Share at December 31, 2022
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70.0%	15	9.2	4
Round Mountain	[9]	USA	100.0%	349	1.2	13
SUBTOTAL				364	1.5	17

SOUTH AMERICA
La Coipa	[10]	Chile	100.0%	3,563	40.1	4,598
SUBTOTAL				3,563	40.1	4,598

TOTAL SILVER				3,927	36.6	4,615

See page 30 of this news release for details of the footnotes referenced within the table above.

p. 29 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,400 per ounce and a silver price of $17.50 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross’ interest and are estimated based on the following foreign exchange rates:

Canadian Dollar to $US 1.30

Chilean Peso to $US 850.00

Brazilian Real to $US 5.00

Mauritanian Ouguiya to $US 35.00

(2) The mineral reserve estimates for Manh Choh assume a $1,300 per ounce gold price and a $17 per ounce silver price and are based on the 2022 Feasibility Study.

(3) The mineral reserve estimates for Lobo-Marte assume a $1,200 per ounce gold price and are based on the 2021 Feasibility Study. Lobo-Marte assumed the following foreign exchange rates based on the 2021 Feasibility Study: Chilean Peso to $US 800.00

(4) The Company’s mineral reserve and mineral resource estimates as at December 31, 2022 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(5) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”), which replaced the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 as part of the SEC’s amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and amending its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(6) The Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(8) Rounding of values to the 000s may result in apparent discrepancies.

(9) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit.

(10) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.

(11) Mineral resources are exclusive of mineral reserves.

(12) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,700 per ounce and a silver price of $21.3 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

p. 30 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(13) The mineral resource estimates for Manh Choh assume a $1,600 per ounce gold price and a $22 per ounce silver price and are based on the 2022 Feasibility Study.

(14) The mineral resource estimates for Lobo Marte assume a $1,600 per ounce gold price and are based on the 2021 Feasibility Study.

(15) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

p. 31 Kinross reports 2022 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Company Guidance

Annual attributable[1] gold equivalent production guidance (+/- 5%)
2023	2.1 million oz.[14]
2024	2.1 million oz.
2025	2.0 million oz.

2023 production and cost guidance

Accounting basis	2023 Guidance[14] (+/- 5%)	2022 Actual
Gold equivalent basis
Production (Au eq. oz.)	2.1 million	1.96 million
Production cost of sales per Au eq. oz. sold	$970	$937
All-in sustaining cost per Au eq. oz. sold[3]	$1,320	$1,271

2023 production and cost guidance by country1

Country	2023 production guidance (Au eq. oz.) (+/-5%)	Percentage of total forecast production[15]	2023 guidance production cost of sales (per Au eq. oz. sold) (+/-5%)	2022 production cost of sales (per Au eq. oz. sold)
United States	670,000	32%	$1,370	$1,183
Brazil	580,000	28%	$890	$871
Chile	240,000	11%	$770	$575
Mauritania	610,000	29%	$680	$732
TOTAL	2.1 million	100%	$970	$937

Material assumptions used to forecast 2023 production cost of sales are as follows:

•	a gold price of $1,800 per ounce;

•	a silver price of $20 per ounce;

•	an oil price of $90 per barrel;

•	foreign exchange rates of:

o	5.0 Brazilian reais to the U.S. dollar;

o	850 Chilean pesos to the U.S. dollar;

o	35 Mauritanian ouguiyas to the U.S. dollar; and

o	1.30 Canadian dollars to the U.S. dollar;

14 2023 gold equivalent ounce production guidance includes approximately 8.1 million ounces of silver.

15 The percentages are calculated based on the mid-point of country 2023 forecast production.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Taking into account existing currency and oil hedges:

•	a 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per ounce[16];

•	specific to the Brazilian real, a 10% change in this exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per ounce;

•	specific to the Chilean peso, a 10% change in this exchange rate would be expected to result in an approximate $50 impact on Chilean production cost of sales per ounce;

•	a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on production cost of sales per ounce; and

•	a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

2023 capital expenditures guidance

Country	Forecast 2023 sustaining capital[3,17] (+/-5%) (million)	Forecast 2023 non-sustaining capital[3,17] (+/-5%) (million)	Total 2023 forecast capital (+/-5%) (million)	2022 sustaining capital3, [17] million)	2022 non- sustaining capital3,[17] (million)	2022 total capital (million)
United States (attributable)	$275	$160	$435	$216	$93	$309
Brazil	$155	$0	$155	$125	$0	$125
Chile	$35	$40	$75	$8	$154	$162
Mauritania	$45	$250	$295	$53	$114	$167
Canada[18]	$0	$40	$40	$0	$1	$1

TOTAL (attributable)	$510	$490	$1,000	$402	$362	$764

2023 sustaining capital includes the following forecast spending estimates:

• Mine development:	$155 million (United States); $25 million (Chile);
• Mobile equipment:	$45 million (United States); $60 million (Brazil); $5 million (Chile); $15 million (Mauritania)
• Mill facilities:	$5 million (United States); $40 million (Brazil); $5 million (Chile); $5 million (Mauritania)
• Leach facilities:	$45 million (United States)
• Tailings facilities:	$5 million (United States); $55 million (Brazil), $10 million (Mauritania)

16 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

17 Forecast 2023 sustaining, non-sustaining and total forecast capital expenditures are attributable and include Kinross’ share of Manh Choh (70%) capital expenditures. Actual results as reported for the year ended December 31, 2022, for sustaining, non-sustaining and total capital expenditures are on a total basis and include 100% of Manh Choh capital expenditures. Sustaining and non-sustaining capital expenditures are non-GAAP financial measures and are defined and reconciled on pages 24 and 25 of this news release.

18 Canada’s forecast non-sustaining capital expenditures include approximately $40 million of study costs at the Great Bear project.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2023 non-sustaining capital includes the following forecast spending estimates:

• Tasiast West Branch stripping:	$165 million
• Manh Choh (70%)[19]:	$140 million
• Development and growth projects and studies:	$60 million
• Great Bear studies[11]:	$40 million
• ESG projects:	$35 million

19 Manh Choh non-sustaining capital at 100% is estimated to be approximately $180 million.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

APPENDIX B

Figure 1: Round Mountain – Gold Hill map

View looking east where surface drilling on both of our future underground development projects at Round Mountain (Phase X) and Gold Hill, have demonstrated the high-grade nature of the systems with impressive grades and widths. Underground drilling will bring out the full extent of mineralization.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Figure 2: Kettle River – Curlew Basin map

In 2022, 19,000 metres of underground drilling confirming continuity and extensions to previously modeled veins and discovery of multiple new veins.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Figure 3: Bald Mountain map

A total of approximately 8,150 metres of drilling was completed over six target areas, with a primary focus on building volume for the high-grade Top underground potential resource along with growing the nearby deposits.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Figure 4: Alaska-Fort Knox map

Drilling at the Fort Knox mine proved high-grade mineralization along the Dandelion Ore Shear extends 300 meters down-plunge from the current life-of-mine pit shown here.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2022 full-year results and 2023 guidance”, “Return of Capital”, “CEO Commentary”, “Development Projects”, “Operating Results”, “Brownfields exploration update”, “Greenfields exploration update”, and “Company Guidance”, as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company’s dividends or share repurchases; identification of additional resources and reserves; the Company’s liquidity; the schedules and budgets for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project, ramp-up at La Coipa, the Tasiast 24k project, Manh Choh and the Tasiast solar project; the Company’s liquidity outlook; the identification of future mineral resources at the project, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “poised”, “potential”, “priority”, “prospect”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2022, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and preliminary economic assessments, pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as COVID-19; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained share repurchases and dividend payments; (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations; (20) the Company’s estimates regarding the timing of completion of the Tasiast 24k project; and (21) that deferred payments in respect of the Russia or Ghana divestitures will be paid and, in the event any deferred payment is not paid, the applicable security packages will be realized and enforceable in a manner consistent with the Company’s expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2022, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold20.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in this exchange rate would be expected to result in an approximate $50 impact on Chilean production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

20 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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